

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 9, 2006

Ms. Christine Ramon
Chief Financial Officer
Sasol Limited
1 Sturdee Avenue,
Rosebank 2196
Republic of South Africa

> **Re: Sasol Limited**
> **Form 20-F for Fiscal Year Ended June 30, 2005**
> **Filed October 26, 2005**
> **Response Letter Dated July 21, 2006**
> **File No. 1-31615**

Dear Mrs. Christine Ramon

      We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2005

Financial Statements

Note 2 Significant Accounting Policies page F-8

Property Plant and Equipment

1.   We note your response to our prior comment number four, that indicates the Company expenses mine development costs incurred subsequent to the establishment of the main asset. Please tell us the nature of the development costs you are expensing as incurred. In addition, please tell us why you do not believe these mine development costs have future economic benefit.

Exploration and Development Costs, page F-11

Mining

2.   We note your response to prior comment five including your proposed disclosure indicating your view that capitalization of around mine exploration costs is in accordance with U.S. GAAP. We are unable to agree with your conclusion. As previously indicated, it is unclear how the potential future economic benefits associated with these costs rise to the level of probability required under U.S. GAAP to capitalize costs, as proven and probable reserves underlying those costs have not been established at the time the costs were incurred. We also refer you to the Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, March 31 200; II Guidance About Disclosures; F.1. Issues in the Extractive Industries; which can be located on our website at:

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P267_55290

Based on your response it appears that the effect of these costs, had they been expensed, would not have had a significant impact on net income in any given period, however, your response did not provide a materiality conclusion as to each period or address the accumulated capitalized cost effect regarding your statements of financial position. As previously requested please provide us with your materiality analysis and conclusions in accordance with SAB Topic 1:M. In the event you determine that the impact is immaterial please explain how you intend to monitor your accounting policy regarding the impact of these costs in future periods.

Note 21 Commitments and Contingencies, page F-66

Litigation, F-70

3.   We note your response and proposed disclosure to prior comment three regarding the reasonably possible contingent loss with respect to the explosion at the Secunda West ethylene production facilities. Please expand your disclosure to more fully describe the nature of the contingent loss. Additionally, please expand your proposed disclosure to clarify how you have addressed your assessment using terms defined in paragraph 3 of SFAS 5 regarding the likelihood of loss.

Environmental Orders, page F-73

4.   We note your response indicating that you will amend future filings to disclose the recognized obligation and suggesting that the disclosure of a range of loss is not applicable. Please expand your disclosure on page 72 of your document to further describe the judgments and assumptions underlying the recognition and measurement of the liability. Refer to Interpretive Response to Question 5 of SAB Topic 5.Y.

Engineering Comments

Supplemental Oil and Gas Information (unaudited), page G-4

5.   We have reviewed your response to prior comment number 13. Please explain why you believe it is appropriate to include the effects of taxes in your reserve determination based on Rule 4-10(a) of Regulation S-X and other SEC proved reserve guidance. Please also provide further clarification of how you factored your tax liability into your economic interest based on the terms of the production sharing contract and the specific bases for this adjustment. In this regard it appears that in a given year, the reserves you can claim are based on:

- the percent, or share of future production estimated to be lifted that is contractually due to the company;

- the amount of cost recovery due, if any, divided by the price of oil at the end of the year.

It appears that if you may pay taxes through the delivery of oil, you will pay it out of the above sources of oil due to the company over the life of the contract. As SFAS 69 paragraph 10 specifically states under Disclosure of Proved Oil and Gas Reserve Quantities that "net" quantities shall not include reserves relating to the interests of others, it remains unclear how your tax liability allows you to "gross up" your proved net reserves to include additional volumes that are owed as taxes. Please provide further clarification or revise your reserves as necessary. Finally, tell us if you included these "grossed up" volumes in the calculation of future net revenues in the Standardized Measure.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jonathan Duersch at (202) 551-3719 or in his absence Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer at (202) 551 3703 with questions about petroleum engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief